

MAIL STOP 3561

September 20, 2006

Mr. Gary Engle
Stoneleigh Partners Acquisition Corp.
c/o PLM International Inc.
555 Fifth Avenue
New York, NY 10017

> **Re:** **Stoneleigh Partners Acquisition Corp.**
> **Amendment No 3 to Registration Statement on Form S-1**
> **File No. 333-133235**
> **Filed August 15, 2006**

Dear Mr. Engle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In response to our prior comment 1 from our letter dated July 21, 2006, you state that the company does not believe that the factors considered in determining the offering size and the corresponding strategic fit is material to investors in light of your other disclosures. Please provide additional legal analysis supporting your contention that this information is not material to investors and/or direct us to the specific, existing, disclosure which identifies this information to investors. For

ease of reference, we reissue our prior comment. The staff has reviewed your response to our prior comment 2 from our May 15, 2006 letter, regarding your offering size. We also note that your offering size has increased by approximately $100 million since your prior amendment. The staff views the information contained in your supplemental response, particularly the factors considered in determining your offering size and "strategic fit" to be material to investors. Please incorporate the text of your response into your filing or advise us why this disclosure is unnecessary.

2.   We note that the company has deleted much of its disclosure regarding bankruptcy, fraudulent conveyance, and preferential transfers, throughout its document. Please advise to clarify why the company did not believe that this disclosure was warranted or, revise to discuss.

3.   In connection with your response to our prior comment 26, please file your amended Exhibits 4.7 and 4.8 with your next amendment.

Risk Factors, page 9

4.   In your response to our prior comment 13 from our July 21, 2006 letter, you indicate that, following the business combination, you will either register the warrants in additional states or seek an exemption from registration so that every state would be covered vis a vis the exercise of the warrants. In an appropriate section, please state this intention.

5.   Based on your response to our prior comment 26, please revise the risk factor "An effective registration statement may not be in place…" to clarify (i) you have no obligation to cash settle the warrants in the absence of an effective registration statement and (ii) a purchaser of a unit may pay the full unit purchase price solely for the shares of the unit (since the warrants may expire worthless).

Dilution, page 23

6.   We have reviewed Exhibit A which the company has submitted as part of its response to our prior comment 18 from our July 21, 2006 letter. However, the company's calculation appears to allocate a value of $.05/warrant which appears inconsistent with the disclosure that "assuming no value is attributed to the warrants included in the units." Please revise to reconcile this disclosure. In addition, please reconcile your response to the foregoing with your response to our prior comment 25 from our July 21, 2006 letter in which you determined that the warrants had no value based on your Black-Scholes calculation.

Management, page 42

7.   We note your response to comment 23 from our letter of July 21, 2006. Please include in the prospectus, the disclosure that you provided in your response. We further note that some of your directors are affiliated with private equity firms. In relation to the conflicts of interest, please explain in more detail the types of businesses that these private equity firms invest in and discuss the differences of these businesses from those that will be targeted by the company.

Legal Proceedings, page 37

8.   The staff notes your response to our prior comment 22 and believes that additional clarification is warranted. Please clarify whether you are aware of any pending legal proceedings. (emphasis added). The company's existing disclosure would appear limited to proceedings which had formally commenced in a court or arbitration hearing, while our request would appear to also cover the period immediately prior to the filing of a formal complaint.

Description of Securities, page 49

9.   Based on your response to our prior comment 26, please revise your description of warrants to be consistent with your disclosure in Note 6 on F-11. Specifically, disclose that in no event will you be required to net cash settle the warrant exercise.

Financial Statements

Notes to Financial Statements

Note 6 – Warrants and Option, F-10

10.   We reviewed your response to our prior comment 27. We note you presented dilution related to Series A and Series B Units in Amendment 1 to Form S-1 filed May 26, 2006 (and further clarified in Exhibit A to your response dated August 15, 2006) in which you assumed the value of the common stock underlying the Series A units was $4.00 per share. Considering unit offering prices was determined prior to the issuance of these warrants and both classes of warrants can be converted into shares of common stock (not Class B common stock), the stock price of the common shares underlying the Series A units should be used in your Black-Scholes fair value calculation. Please advise or revise your financial statements to properly record the compensation expense associated with this warrant issuance.

Mr. Gary Engle
Stoneleigh Partners Acquisition Corp.
September 20, 2006
p. 4

<u>Part II - Exhibits</u>

11.   Please consider revising the warrant certificates to include disclosure that the warrants may expire worthless.

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

      Sincerely,

      John Reynolds
      Assistant Director

cc: Robert Mittman
       Brad Shiffman
Fax: (212) 885-5001